Filed by DD3 Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

DD3 Acquisition Corp. II

(Commission File No. 001-39767)

Codere Online Luxembourg, S.A.

Interview with Martin Werner on Benzinga SPACs Attack

June 30, 2021

Participants:

Martin Werner, Chairman and Chief Executive Officer, DD3 Acquisition Corp. II

Chris Katje, Benzinga SPACs Attack

Mitch Kohrs, Benzinga SPACs Attack

Chris Katje

Joining us on the show, we have Martin Werner, co-founding partner of DD3 Acquisition Corp., that ticker is DDMX. Company recently announced a SPAC merger with Codere Online, which will be the first publicly listed online gaming operator in Latin America. Welcome to SPAC Attack Martin.

Martin Werner

Hi, Chris. Hi Mitch, happy to be with you guys.

Mitch Kohrs

Definitely happy to have you on here, good to have some Latin in here. I actually have Venezuelan background so it’s good to have you Martin. I’m happy to have you on, interested in hearing more about the company I’m going to let Chris go first and then I’ll jump in with some of my own questions.

Chris Katje

Great. All right, so let’s dive in. So, before we jump into DDMX and Codere here, Martin, I’m wondering if you can give our viewers a brief, you know background on yourself in the financial industry.

Martin Werner

Sure, happy to do so. Well, a DD3 was founded five years ago, my partner and I, we both used to work at Goldman Sachs in the Mexico office, and we wanted to do something much more entrepreneurial. Soc we set up DD3, where we have a bunch of great funds, we do some M&A practice, and you know starting three years ago we started doing SPACs. In fact our first SPAC was launched in 2018, we merged DD3 one, with Betterware, which is a Mexican direct selling company that has performed extremely well, and we launched our second SPAC the one that we just announced the transaction last week in December of last year, so we were very happy to be able to close it, to announce it the sign of the BCA last week. So at DD3, we have a small team of 20 professionals, we, as I said we have some great funds, we have, you know, our M&A practice, and now we know that this SPAC product which is very important for us.

Chris Katje

Perfect, so you know, we’re going to dive into the specifics of Codere Online throughout this interview, but you know, DDMX had its opportunity to acquire, you know, numerous companies. Give us the key points, what really stood out for Codere Online to get this SPAC merger completed.

Martin Werner

I mean our investment philosophy since SPAC number one has been asset light high growth. That’s what I think investors want to see in countries, from Latin America, and that’s what works in NASDAQ. So, we look at a number of companies, of course. But when we had the opportunity to merge with Codere Online we thought that it was the perfect fit because it’s asset light it’s high growth, it’s a sector that is just starting to grow, it’s in first innings in Latin America, we had the brand of a global operator with a lot of knowledge, a fantastic management team, so we thought that he had all the ingredients to work in Nasdaq, and it was pretty aligned with our philosophy and also Mexico, which is our base country was a big part of the business, so it checked all the boxes.

Chris Katje

Awesome, so you know many of our viewers here familiar with, you know, the online sports betting and gaming opportunity in the US and we recently had you know Canada approved, but we’re not as familiar with some of these other territories. So Codere Online operates in six core markets, Spain, Italy, Mexico, Colombia, Panama and Buenos Aires. Give us a you know some of the keys here for those markets, you know, and also some talk about market share, which I see laid out in the presentation here for those territories.

Martin Werner

Yes. So, first of all, we only operate in regulated markets, and we have a license in each of these markets. So, we are a regulated business, we have a license in each of the markets we operate. In Spain, we have been operating for a number of years, we have a significant market share. In Latin America, we are like the second player in Mexico while with a lot of room to grow in the Mexican market which is, you know, pretty large. Mexico has a population of 130 million people, and you know as you know, soccer sports are super popular. Online betting is just really kicking off in the first innings, as I said before, in Colombia and in Panama, we have an incipient operation, those are markets where we face very limited competition so there’s a lot of room for growth. In the city of Buenos Aries, which is, as you know, very, very large city in Argentina, we’re just getting our license, so we expect to launch in the next few months, and we’re very excited about the opportunity there that also, you know, a city where Codere has a lot of physical presence, and we leverage these omnichannel strategies because having the physical presence even though we are only merging with the online business. The fact that you have synergies with the omnichannel is very, very important. They have more than 3 million clients all over the world that we can tap into. And then when people face any issues on the online, they can always go to the physical casino, you know, for anything and we cross sell between both the online and the physical casino.

Chris Katje

So, I know one of the areas where I had heard of Codere before is through a partnership with Real Madrid, you know, one of the most popular soccer teams in the world. So Codere has reached you know some marketing agreements, including that one with Real Madrid, can, can you give us, you know, an explanation on why partnering with Real Madrid and some of the other sponsorships that Codere Online has?

Martin Werner

I mean for the sports betting site really been associated with these fantastic clubs, adds a lot of value, so it creates you know branding, people realize the importance of the brand, you know, so the Real Madrid partnership is crucial in Spain right now that the marketing for online gaming locally is going to be prohibited. So, we’re only going to partner with Real Madrid for Latin America, but in Latin America, everybody watches Real Madrid games every weekend and in the Champions League, you know, on Wednesdays, or Tuesdays during the week. So, I think it’s a very strong partnership and on top of that, we are, you know, signing some very important partnerships with local things. We have Monterrey, Mexico, which is a very important club from the north of the country. We’re very close to signing with a very big club in Argentina and now that we’re launching in the city of Buenos Aries. So these kind of partnerships are a big part of our branding and our marketing push, but we also invest a lot directly in customers; our customer relationship management systems, and we’re very focused on trying to attract, you know, the players that have the best fit for our kind of product.

Chris Katje

Awesome. So, one of the things you said was you know only operating in regulated markets. In that presentation, we do have some potential countries, you know for for future expansion so Brazil, Chile, Peru, Puerto Rico Uruguay, and the rest of Argentina, you know here in the US we regulate on a state by state basis. Can you walk us through, you know, maybe the timeline of some of these countries getting approved, you know is that pretty certain at this point that those countries will regulate? Will Codere be launching you know right away in those territories and what’s the kind of game plan here for those additional countries?

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Martin Werner

Excellent question, Chris, first of all, let me highlight that our growth projections in the presentation that you’re watching right now are only based in the markets where we’re already in, just with those markets we are seeing a 30% growth in the next three years. If any of the other markets open up which is very, very likely, our growth will be north of 50%. I will tell you that the opening up of these markets, and in Latin America as opposed to the US. In many countries is at the federal level, although in the case of Argentina is more local, but the rest are federal. It is a very similar process like the one you’ve seen the state in the US, like, even though maybe that the Congress already approved the legislation, you need the secondary rules to come out and these processes will take longer than you think. But given the tax revenue opportunity for governments just like in the United States, this thing will move forward. We think Brazil is very likely to be the next country to open up and we think that we should be working very close to having a license there by the end of next year. That’s a huge opportunity. We’re also looking at Chile, Peru, Uruguay and Puerto Rico. So we’re definitely seeing that in the next two years, At least one or two of these geographies will open up, and that’s to say that the next phase of the growth strategy, and then we have a third leg of the strategy Chris, which is also very important which is the US Hispanic market, because, you know, we have more than 10 million Mexicans living in the US, and they also watch our local soccer, so they want to bet, they want to participate. And I think that we have also casino offerings that are tailored for the Hispanic population so we’re really looking very seriously at that expansion.

Chris Katje

Yeah, you already hit on my next question you know that was one of the things that got me excited about this presentation, you know, knowing that you know the US market so well for online sports betting and casino. So going to target the 60 million, you know, Hispanics in the US, can you just talk a little bit will that be done, you know, through the Codere brand? Is there, you know, a plan to partner with a US operator, and maybe the timeline of when we could see Codere really, you know, growing in the US market?

Martin Werner

I mean, we think that it’s likely that that will happen in probably a year and a half, two years. We first want to focus on the Latin American countries where we’re already very close to getting licenses, but after that we will definitely look at the US market for the Hispanic population. I think that we are looking at all options, you would not, we could partner with an existing operator, we could partner with a media company, and get a license, so all options are on the table. And right now, you know, we know we want to be there. I mean it’s not the immediate focus of the company but medium term, we definitely will do it and we’re going to see depending on the type of partners that we end up working with, which strategy we will follow.

Chris Katje

Awesome. So, you know, you mentioned a little bit with the financial projections, so we have 108 million for a fiscal 2021 and a growth rate of 34% from 2020 to 2023, so that those numbers you said are all based on existing markets, it looks like Spain and Mexico, you know, make up the large portion. How important is it, you know to add these new markets, and maybe diversify, you know revenue from additional territories and not be so dependent on you know one or two countries here?

Martin Werner

I think it’s crucial I think that Spain is a more mature market. Online gaming in Spain starting in 2014 for us. So most of European markets in that region, the gaming industry is more settled and more mature so the growth rates are slightly lower but they’re really big markets. And we have a very good market share in Spain. I will tell you that in Latin America, there’s a lot of growth in the industry. So even though Mexico today is very important, it will continue to be very important because we have a lot of room to grow. Our next competitor has close to 80% market share, and we’re dying to eat into that. And then you know Argentina is a huge country, they are soccer fanatics there so we think that that would be an excellent market for us, not only the city of Buenos Aires which is what we already have a permit, but we think we’re going to get a permit from the province of Buenos Aires which is like Greater New York so it’s huge in Argentina, or the outside of the city, where we have a lot of physical presence with casinos. And then of course, Brazil is a huge opportunity so we think that, you know, when you look at our like regional pie in five years, you’ll still see, you know, Spain and Mexico being important, but really 40% of the business, or 50 could be coming from New Geography somewhere we already are, and some that are going to open up.

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Chris Katje

Awesome, so you know you mentioned competition a little bit there, um, you know, so it looks like mostly, you know, some of these European companies are the main competitors in those markets. You know, can you just talk a little bit about who you may see as your biggest competitors and how you plan on, you know, taking market share from them in some of these territories.

Martin Werner

Well, as in any business there is competition, but is much less so that what you see today in the US now. So in that sense is a limited competition environment. We have a big local player that we compete with in Mexico, we have we have a few others in other geographies, but I think that our, our key, you know strategy is really the quality of the product, both on the sports betting side and the casino experience, the quality of our technology. The tech team is based in Israel and has more than 20 years of experience in the industry and also the way we manage our clients, the customer relation management is key in this industry, and we have some of the best people doing that, so we feel really confident that the combination of the quality of the team, the strength of the product, the strength of the brand, the omnichannel strategy can really deliver the growth and the profitability.

Chris Katje

Awesome of that one more question from me before I turn it over to Mitch with some questions. You know, obviously with this SPAC merger you know there there’s going to be some money put into Codere. Is there plans for you know mergers and acquisitions or is the financing here and the SPAC deal really all about you know just growing those current territories and maybe some of the other territories that will be coming, you know, rather than maybe growing through acquisition.

Martin Werner

I think that the short-term focus Chris is really organic growth and new territories, I think that we have a lot of room to grow right now. And I think that, you know once we have the resources that we’ll get from the deSPACing. I think that the company will be more than ready to compete aggressively in these markets, and also to have the capital to enter some of the new markets so we really want to dominate Latin America online gaming, and that’s really the focus, the quality of the product, the technology and the marketing.

Mitch Kohrs

Alright, I’m going to go ahead and jump in here now, some of the things that I want to talk about is going to be mainly towards, first let’s go into some benchmarking, and I’ll go into more of technology of a sports better myself so I’ll definitely get into some of that, let’s let’s have some fun. Let’s talk a little bit about some comparable company benchmarking care. So, on Slide nine here on the presentation, I’ll definitely put it up in the chat for you guys to follow along, also. So, slide nine really shows that the evaluation here and trading at the company valuation at 2.3 times the estimated revenue here at 2022. When you look at some other competitors like let’s say Draft Kings. You could look at Wynn Resorts, Golden Nugget here. On average trading about over 5.1%, so definitely, how are you guys able to accomplish this kind of a discount valuation, and how does this really make it attractive to the investor out there?

Martin Werner

We think the valuation is the right one, we think that there’s a lot of room to grow and I think that, you know, we always tell our partners is that we want to grow with them, and we want the market to capitalize on that growth significantly. So I think that as we execute and we show the market that we can deliver the growth that we promised and hopefully more, I think that hopefully we’ll see you know the multiples align more with the industry, but I think there is better to kind of go with a conservative, even with a conservative multiple and then grow that multiple and grow the company together with investors in the market. That’s the way we did SPAC number one. that’s our philosophy and that’s the way we want to do for SPAC number two.

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Mitch Kohrs

Yeah, definitely. I think there’s an opportunity out there, you know one of the things mentioned here is the adoption of online technologies in Latin America. I think you you’re dead on about this you know this is something that yes it has caught on massively let’s say the United States, but is just starting to get really big in kind of Latin America and South America and I think that you’re going to see continuously trend. I mean you can see here kind of the adoption rates really kind of picking up, especially in kind of that smartphone. And I think this is really what is needed kind of to drive your business right and so Martin, what are you thinking that you guys continue to see these adoption rates in Latin America?

Martin Werner

I think that’s part of why the opportunity right now is so enticing, because we’re really, everything is ramping up, like, you know, smartphone penetration is going from 50 to 100%, and at the same time, ecommerce, is really booming in Latin America today. I think that Brazil and Argentina are further ahead of Mexico but Mexico is catching up rapidly, so it’s all part of this trend where you do most of your activities online, and basically on your phone, and sports betting and gaming, should be one of them, and it is no so I think that that’s why I think that, you know, our growth of this business in the next five to 10 years, could be 10 times, no?

Mitch Kohrs

Definitely and one of the things that I use and I use a lot of sports betting and so a lot of the questions that I have is towards more of the customer acquisition strategy, and so can you explain me more of how you guys approach this in your company? One of the things that I’ve mentioned, is like naming. I don’t get to go into specifics, but there’s other companies that are more than willing to go a little bit further into let’s say bonuses, giving out free money, but of course that goes ahead and hits on that customer acquisition strategy. So explain to me how do you guys approach this in your company?

Martin Werner

I mean, I think that you hit in the right spot. I think this is part of, you know the secret sauce of the company, the team that does these have been doing these as I said for more than 20 years. So, you know, we try to be conservative, we want to attract those you know high rollers, but we want to do it with the right bonuses and don’t overextend ourselves. So that’s what we do we have, you know, a lot invested a lot in the whole CRM machinery, we have you know a whole team that’s focused on that all the time. You know, we monitor that very, very closely, but we try to be very conservative with the marketing effort, and not go overboard because we’re very, very focused on return on our cash.

Mitch Kohrs

Definitely. Now I’ll just point out to some highlights here so 450,000 player registrations, 150K first time depositors. These are the kind of numbers that I’m going to continue to watch as your company continues building the next couple of years, these are really the kind of things that we really kind of focus on that conversion rate in the sports industry and the gaming industry so you guys out there investors, these are the kind of numbers that I definitely pay attention to, and how are you guys able to achieve kind of this, How did you guys just come out, when did the app really first come out?

Martin Werner

I mean, they, the app really started in Spain first in 2014 so we’re not new in the business. So, this business has been going on for a number of years. So we have a lot of experience, and on top of that we have the experience of the physical casinos, So this is a company that has a well-established in the industry, as I said before, the team, the technology team that came in and the CEO Moshe Edree, based in Tel Aviv, that whole tech team that came from will come from, from William Hill, and having worked on other companies, you know, joined the company in 2018. So, they’ve been with us for a number of years. They are a big part of the deSPACing, they’re going to have you’re going to be probably incentivized with a management incentive package that’s highly relevant, and we want them to be fully committed and they are, and that’s the team that driving both the technology and the marketing effort. So, we feel that we have the team with the experience and knowledge, I mean this is a company as I said that you know for these young industries are very, very experienced team.

Mitch Kohrs

Alright, so I’ll bring Chris back here the last question I have for you is, of course, I think Chris and I will enjoy this one. So, what do you got in the Euros?

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Martin Werner

I mean in the Euros I think France lost so they were the number one candidate with the best team. Now the shot. Right now, I mean I would like the British to win because the fan base in England is so crazy and they haven’t won anything. I think it’s their chance to win. I think Spain and England will be the final.

Mitch Kohrs

Yeah, you saw how they celebrated that those goals yesterday. England definitely excited. I will go with my pick, I’ll say Belgium. Belgium. Belgium.

Chris Katje

Netherlands, my favorite we got knocked out early as well so, you know, that Italy, Belgium matchup just looks so good on paper that I feel like whoever wins that could just have a good shot at winning at all but this Euro has just been amazing, you know, great talk of sports betting here, Martin, We do have, you know, one question from the chat here from NCal: is their sports gambling mainly depend on football or soccer, or do they have other sports? So, I mean I know you guys have online sports betting online casino, okay can you maybe break down the different percentages, and maybe some of the most popular sports to bet on in these other countries, other than soccer.

Martin Werner

Yes, well first of all, the business is even between casino, and online betting which is very good because the two are very important so we’re more or less 50/50. Second issue is that depends on the country, for example, Spain and South America, they are crazy about soccer, and in Spain, there’s some Formula One which is very big. In Mexico, you know we have a lot of influence from you guys, so we love American football, we like baseball, we like basketball. So, I think that football in particular is super important and the NFL season important for us in Mexico. So, Mexico is a more balanced market you know soccer is very important, South America is very soccer focus and Spain has soccer. Last, I will say Formula One and then the NBA is going everywhere too so that will surprise you.

Mitch Kohrs

Definitely a Formula One following in America. So, yeah, so in the long run, I do think that will be a big one also to keep a watch out.

Martin Werner

And we have a Mexican driver now.

Chris Katje

Correct, we need a US driver, that’s what we need. The interest is there, we had the Netflix series you know so viewership in the US is up for Formula One, but we still need a US driver that I think would really, you know, help with adoption of this sport but yeah Formula One has been very exciting this year. I know Mitch and I have been watching we’ve been talking about it, you know, Martin, we can’t thank you enough for coming on the show, So joining us on SPACs Attack today, Martin Werner he’s the Co-founding partner of DD3 Acquisition Corp., that ticker is DDMX merging with Codere Online. The first publicly listed online gaming operator in Latin America. Martin you know as fans of sports betting we look forward to, you know, following the progress of this company. And you know, seeing what the future has in store for this SPAC merger so thanks again for joining us on the show.

Martin Werner

Thank you, guys for the invitation.

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Important Legal Information

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (“SEJO”) and their consolidated subsidiaries (collectively, “Codere Online”), Codere Newco, S.A.U and DD3 Acquisition Corp. II (“DD3”) have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and SEJO to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement to be distributed to stockholders of DD3 in connection with DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters to be described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to DD3’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region. Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication, including statements as to the Company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches, potential benefits of the proposed business combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. DD3’s and Codere Online’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, DD3’s and Codere Online’s expectations with respect to market growth, future revenues, future performance, the anticipated financial impacts of the Proposed Business Combination, the satisfaction or waiver of the closing conditions to the Proposed Business Combination, and the timing of the completion of the Proposed Business Combination.

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These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside DD3’s and Codere Online’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against DD3 and/or Codere Online following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that DD3 or Codere Online may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning DD3 or Codere Online, the Proposed Business Combination or other matters and attributable to DD3 or Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of DD3 and Codere Online expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Information Sources

The information herein does not purport to be all-inclusive. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance.

The data contained herein relating to the operations and performance of the combined entities has been derived by Codere Online from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. DD3 and Codere Online assume no obligation to update the information in this communication.

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No Representations

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law, in no circumstances will DD3 or Codere Online, or any of their respective subsidiaries, affiliates, stockholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Codere Online has been derived, directly or indirectly, exclusively from Codere Online and has not been independently verified by DD3. Neither the independent auditors of DD3 nor the independent auditors of Codere Online audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.

Participants in the Solicitation

DD3 and Codere Online and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in DD3’s registration statement on Form S-1 (File No. 333-250212) that was filed with the SEC in connection with DD3’s initial public offering in December 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination will be set forth in the Form F-4 when available. Information concerning the interests of DD3’s and Codere Online’s participants in the solicitation, which may, in some cases, be different than those of DD3’s and Codere Online’s equity holders generally, will be set forth in the Form F-4 when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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